                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 11-K

[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended DECEMBER 31, 1999

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to_____________

Commission file number 1-5542

--------------------------------------------------------------------------------

                           DEXTER MAGNETIC'S EMPLOYEE

                          RETIREMENT INCOME TRUST PLAN

                              (Full title of plan)

                               Dexter Corporation

                                 One Elm Street

                             Windsor Locks, CT 06096

           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

The Dexter Magnetic's Employee Retirement Income Trust Plan ('Plan') is subject to the Employee Retirement Income Security Act of 1974 ('ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1-3 of Form 11-K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT


Designation           Description                                    Method of Filing
-----------           -----------                                    ----------------
Exhibit 23            Consent of PricewaterhouseCoopers LLP,         Filed with this report
                      Independent Public Accountants

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Dexter Corporation, the plan administrator of The Dexter Magnetic's Employee Retirement Income Trust Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            THE DEXTER MAGNETIC'S EMPLOYEE
                                            RETIREMENT INCOME TRUST PLAN

Date:  June 27, 2000                        /s/ Lawrence D. McClure
     --------------------------             ------------------------
                                            Lawrence D. McClure
                                            Dexter Corporation
                                            Plan Administrator

DEXTER MAGNETIC'S
EMPLOYEE
RETIREMENT INCOME
TRUST PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                            PAGE

Report of Independent Accountants                                              1

Financial Statements

   Statements of Net Assets Available for Benefits                             2

   Statements of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                               4-11

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the Dexter Magnetic's Employee Retirement Income Trust Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dexter Magnetic's Employee Retirement Income Trust Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
---------------------------------
    PricewaterhouseCoopers LLP


May 15, 2000
Hartford, Connecticut

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                        1999          1998

ASSETS

Investment in Master Trust, at fair value            $39,429,813   $33,967,216

Contributions receivable

   Employer                                            1,018,063     1,069,849
   Employee                                               19,290            --
                                                     -----------   -----------

       Total assets                                   40,467,166    35,037,065


Accrued administrative expenses                            1,500            --
                                                     -----------   -----------

       Net assets available for benefits             $40,465,666   $35,037,065
                                                     -----------   -----------


   The accompanying notes are an integral part of these financial statements.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------


                                                                         1999             1998
Additions to net assets attributed to
   Contributions

     Employer                                                         $ 1,018,063      $ 1,069,849
     Employee                                                             423,204          355,021
   Net appreciation of the master trusts                                6,871,659        6,073,130
                                                                      -----------      -----------

                                                                        8,312,926        7,498,000
                                                                      -----------      -----------

Deductions from net assets attributed to
   Benefits paid directly to participants or their beneficiaries        2,866,340          979,885
   Administrative expenses                                                 17,958           65,635
   Other                                                                       27               12
                                                                      -----------      -----------

                                                                        2,884,325        1,045,532
                                                                      -----------      -----------

         Net increase                                                   5,428,601        6,452,468

Net assets available for benefits, beginning of year                   35,037,065       28,584,597
                                                                      -----------      -----------

Net assets available for benefits, end of year                        $40,465,666      $35,037,065
                                                                      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

     The following is a general description of Dexter Magnetic's Employee Retirement Income Trust Plan (the Plan). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan covering those full-time employees of Dexter Electronics and Adhesives and Coating Businesses that previously were employed by Dexter Magnetic Technologies, Inc. Formerly, the Permag Corporation's Plan was the Permag Employees Retirement Trust and was restated effective as of January 1, 1998 to be Dexter Magnetic's Employee Retirement Income Trust Plan, maintained for the benefit of eligible employees of former Dexter Magnetic Technologies, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code".) The Plan was amended and restated as of October 1, 1998 to allow for amended plan provisions and additional investment options.

     PLAN ADMINISTRATOR
     Dexter Corporation (the Company) is the administrator of the Plan. Among the responsibilities of the Company as administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it maybe deem necessary to carry out the provisions of the Plan. All administrative fees are paid from the assets of the Plan.

     ELIGIBILITY
     Each eligible employee becomes a participant in the Plan on the first day of the month following the date the employee completes one year of eligibility service; however, with respect to pre-tax and voluntary after tax contributions, an eligible employee shall be deemed to be a participant on the first day of the month immediately following enrollment in the Plan. Enrollment is permitted at any time following a participant's date of hire.

     CONTRIBUTIONS
     The Company contribution to the Plan each plan year varies according to profits (generally, 7-10% of the Plan's eligible earnings). The contribution by the Company is remitted annually to the trustee. Payment is usually made on or before the due date of the Company's federal income tax return, including extensions thereof.

     Participants may make elective contributions to the Plan either on a pre-tax or after-tax basis; however, total pre-tax and after-tax participant contributions are limited to 15% of a participant's compensation during plan year. Participant contributions are also subject to certain requirements, including Sections 401(k), 401(m), 402(g) and 415(d) of the Code.

     PARTICIPANT'S ACCOUNTS
     Each participant's share of the allocation of the Company's contribution and forfeitures of nonvested interests of former participants is allocated to his or her account based on the individual's compensation paid during the plan year. However, participants who do not have at least 1,000 hours of service during such plan year or who are not employed by the Company on the last day of the plan year are generally ineligible to share in the allocation.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     At any time, a participant may direct the Plan's trustees to invest the value of his or her account and future contributions in Spartan U.S. Equity Index Fund, Managed Income Portfolio (MIP) II, Dexter Corporation Stock Fund, Small Cap Selector, Diversified International Fund, Puritan Fund, Equity-Income Fund, Blue Chip Growth Fund, Aggressive Growth Fund, and PIMCO Total Return Fund.

     Daily, the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of fund(s).

     VESTING
     The Company's portion of a participant's account shall become fully vested upon (a) attaining the age of 65, (b) death, (c) termination of employment due to permanent disability, (d) completion of four years of vesting service (three years for employees hired prior to January 1, 1998), (e) discontinuance of contributions by the Company or partial or complete termination of the Plan, or (f) termination of employment in certain situations during a one-year period beginning on the date of a change in control of the Company (as further described in the plan document). Employee elective pre-tax and after-tax contributions are immediately fully vested.

     If a participant separates from the Company before becoming fully vested, nonvested matching contributions will be forfeited. These forfeitures will be applied toward Company contributions.

     PAYMENT OF BENEFITS
     Each participant is eligible to receive payment of his or her account upon normal retirement, age 55, or deferred retirement. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death benefits, or disability.

     Each participant may elect distribution of his or her account in a single lump sum or a payment each year in periodic cash installments, of an amount equal to 10% a year over a ten year period. However, all amounts credited to a participant's account on or after July 1, 1992 shall be paid in the form of a single lump sum, and the installment option shall not be available. Once a participant attains age 70-1/2, however, the participant must take substantially equal installments over a period not to exceed the participant's life expectancy.

     Any portion of a participant's account which is vested in Dexter Corporation common stock may be received, when eligible, in whole shares of stock (with any fractional shares in cash), in cash, or in some combination of shares of stock and cash as elected by the participant.

     WITHDRAWALS AND LOANS
     A participant may withdraw all or any portion of his or her account balance resulting only from his or her contributions (exclusive of earnings in pre-tax contributions). Additionally, a participant may request to withdraw up to 50% of his or her Company contributions once fully vested. Withdrawals are subject to a participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     Participants may also obtain loans from the Plan. A participant may have no more than two loans outstanding at any time. The total of all loans outstanding generally shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscrimination rules as established by the Plan Administrator.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES
     The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The plan provides for investment options in various funds of a master trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     INVESTMENT VALUATION
     All assets are valued as of the last business day of the year according to the following methods:

     INVESTMENT IN MASTER TRUST
     Fleet National Bank held certain assets of the Plan and other employee benefit plans of Dexter Corporation in a Master Trust (the "Fleet Master Trust") through July 31, 1998. On August 1, 1998, the Fleet Master Trust assets for all defined contribution plans were transferred to Fidelity Management Trust Company ("Fidelity Master Trust".) The allocable portion of the assets and related income of the master trusts are included in these financial statements.

     Approximately fifteen percent of the assets of the Fidelity Master Trust were owned by the Plan at December 31, 1999 and 1998. In addition to Fidelity, other managers act as investment advisors for certain of the combined assets of the master trusts.

     The investment in the master trusts consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund was determined by dividing the outstanding units into the market value of the fund. The unit values were utilized to allocate investment income and the assets to individual participant's accounts.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     At December 31, 1999 and 1998, investments contained in pooled funds were valued according to the following methods:

          COMMON STOCK
          If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

          CORPORATE BONDS
          Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

          GOVERNMENT SECURITIES
          The Trust accounting reflects dealer market value quotes at the last business day of the month.

          SHORT-TERM OBLIGATIONS
          Short-term instruments are valued at cost which approximates fair value.

          PARTICIPANT LOANS
          Participant loans are stated at the unpaid principal balance.

          MUTUAL FUNDS
          The fund's net asset value per share is the value of a single share. Fidelity normally calculates the fund's net assets value per share as of the close of business of the New York Stock Exchange.

          MANAGED INCOME PORTFOLIO (MIP) II BLEND
          The value of each share is determined on a daily basis by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of outstanding units on each valuation date. Portfolio assets are valued at fair value as determined in good faith by Fidelity.

     OTHER
     The Fidelity Master Trust values transactions daily on a trade date basis. Income from other investments is recorded as earned on the accrual basis.

     The net appreciation in the fair value of investments is presented in the statements of changes in net assets available for benefits under the caption "net appreciation of the master trusts." This amount includes the realized gains and losses, the unrealized appreciation or depreciation on those investments, and dividend and interest income earned.

3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated July 7, 1994 that the Plan as amended through June 3, 1994 is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

4.   PLAN TERMINATION

     The Company reserves the right by resolution of its Board of Directors to amend or modify the Plan at any time and for any reason, and also reserves the right by resolution to terminate the Plan at any time for any reason but no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under the Plan; nor shall such action, except to the extent required to permit the Plan to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights therefore acquired by the participants.

     In the event of full or partial termination of the Plan or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.

5.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     VALUATION
     The MIP II Blend fund of the Fidelity Master Trust, in which the Plan participates, invests in two guaranteed investment contracts (GICs) with insurance companies in 1999 (five in 1998). Also included in the MIP II Blend fund in 1998 was the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs are fully benefit-responsive and are included in the Fidelity Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the years ended December 31, 1999 and 1998 and are presented below:

                                              1999
------------------------------------------------------------------------------------------------------
                                                                         CONTRACT VALUE
                                         MATURITY      CREDITING            INCLUDING         FAIR
ISSUER                                     DATE      INTEREST RATE      ACCRUED INTEREST      VALUE
Metropolitan Life Insurance Company      6/15/01          6.70%           $ 3,538,388      $ 3,528,925
New York Life Insurance and Annuity
Corporation                              12/15/00         6.35              3,014,222        3,001,909
Fidelity IPL                               N/A            5.76             55,663,718       55,663,718
                                                                          -----------      -----------

       Total                                                              $62,216,328       62,194,552
                                                                          ===========      ===========

                                              1998
--------------------------------------------------------------------------------------------------------
                                                                           CONTRACT VALUE
                                         MATURITY           CREDITING        INCLUDING          FAIR
ISSUER                                     DATE           INTEREST RATE   ACCRUED INTEREST      VALUE
John Hancock Mutual Life Insurance
Company                                  12/15/99             7.50%         $ 6,900,854      $ 7,037,358
John Hancock Mutual Life Insurance
Company                                  06/15/99             8.25            3,432,078        3,473,941
Metropolitan Life Insurance Company      06/15/01             6.70            3,316,202        3,316,203
New York Life Insurance and Annuity
Corporation                              12/15/99             6.35            5,654,207        5,750,004
SEI Stable Asset Fund                    03/13/99             6.16           25,437,398       25,437,389
Fidelity IPL                               N/A                5.62           16,514,080       16,514,080
                                                                            -----------      -----------

       Total                                                                $61,254,819      $61,528,975
                                                                            ===========      ===========

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     CONCENTRATION OF CREDIT RISK
     Of the guaranteed investment contracts included in the MIP II Blend fund, one (two in 1998), which was held with one individual insurance company at December 31, 1999 (two companies in 1998) represent concentrations of credit risk. The total contract value(s) is approximately $55.7 million ($6.9 million and $16.5 million at December 31, 1998) and represents 84.6% (11.1% and 26.5% at December 31, 1998) of the total fair value of the MIP II Blend.

6.   MASTER TRUST

     Investments and net appreciation from master trusts for The Dexter Corporation Master Trusts and the Plan's allocable portion at December 31, 1999 and 1998 and for the years then ended are as follows:

                                                        INVESTMENT IN FIDELITY MASTER TRUST
                                    --------------------------------------------------------------------------
                                                               DECEMBER 31, 1999
                                    --------------------------------------------------------------------------
                                         FIDELITY MASTER TRUST           PLAN'S SHARE OF FIDELITY MASTER TRUST
                                    -------------------------------      -------------------------------------
                                     FAIR VALUE            COST               FAIR VALUE           COST
Spartan U.S. Equity Index fund      $141,119,619       $113,966,101          $18,649,392        $15,022,978
MIP II Blend                          65,832,413         65,832,413           11,469,320         11,469,320
Dexter Corporation Stock fund          2,253,486          1,650,752              107,076             95,652
Participant Loan fund                  4,174,643          4,174,643              898,744            898,744
Small Cap Selector                     4,448,248          3,794,788              321,468            268,770
Diversified International fund         6,242,455          5,033,979              738,815            592,535
Puritan fund                           1,632,181          1,670,675              167,628            178,667
Equity - Income fund                   1,353,350          1,391,517               28,386             29,686
Blue Chip Growth fund                 10,047,811          8,357,417            1,483,253          1,311,858
Aggressive Growth fund                28,742,808         21,826,041            5,171,439          4,070,863
PIMCO Total Return fund                3,311,224          3,499,712              394,292            414,797
                                    ------------       ------------          -----------        -----------

                                    $269,158,238       $231,198,038          $39,429,813        $34,353,870
                                    ============       ============          ===========        ===========


                                                                                 NET APPRECIATION FROM
                                                                                 FIDELITY MASTER TRUST
                                                                         -------------------------------------
                                                                                   FOR THE YEAR ENDED
                                                                                   DECEMBER 31, 1999
                                                                         -------------------------------------
                                                                                            PLAN'S SHARE OF
                                                                            MASTER TRUST       MASTER TRUST

Spartan U.S. Equity Index fund                                               $27,006,238         $3,859,881
MIP II Blend                                                                   3,655,216            507,827
Dexter Corporation Stock fund                                                    598,373             11,551
Participant Loan fund                                                            352,810             66,857
Small Cap Selector                                                               585,215             49,030
Diversified International fund                                                 1,543,873            171,607
Puritan fund                                                                       3,977            (4,519)
Equity - Income fund                                                              68,258              1,143
Blue Chip Growth fund                                                          1,910,956            215,275
Aggressive Growth fund                                                         9,368,939          1,993,383
PIMCO Total Return fund                                                         (13,044)              (376)
                                                                      -------------------  -----------------

                                                                             $45,080,811         $6,871,659
                                                                      ===================  =================

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                         INVESTMENT IN MASTER TRUST
                                   -----------------------------------------------------------------------
                                                              DECEMBER 31, 1998
                                   -----------------------------------------------------------------------
                                         FIDELITY MASTER TRUST       PLAN'S SHARE OF FIDELITY MASTER TRUST
                                   --------------------------------- -------------------------------------
                                     FAIR VALUE           COST           FAIR VALUE          COST

Spartan U.S. Equity Index fund      $144,559,480      $136,435,450      $ 22,672,468      $ 21,416,650
MIP II Blend fund                     62,349,051        62,349,051        10,325,758        10,325,758
Dexter Corporation Stock fund          2,224,784         1,907,087            17,404            15,985
Participant Loan fund                  4,374,338         4,374,338           792,047           792,047
Small Cap Selector                     5,525,948         5,353,926           115,886           110,293
Diversified International fund         2,426,685         2,519,856            22,504            23,042
Puritan fund                           1,539,278         1,451,542               137               131
Equity - Income fund                     886,202           844,886               137               132
Blue Chip Growth fund                  5,502,563         4,769,996            12,494            10,946
Aggressive Growth fund                 2,179,539         1,908,378             6,266             5,339
PIMCO Total Return fund                2,479,245         2,548,929             2,115             2,193
                                    ------------      ------------      ------------      ------------

                                    $234,047,113      $224,463,439      $ 33,967,216      $ 32,702,516
                                    ============      ============      ============      ============


                                             NET APPRECIATION FROM MASTER TRUSTS
                                    -----------------------------------------------------
                                             FOR THE YEAR ENDED DECEMBER 31, 1998
                                    -----------------------------------------------------
                                       FLEET             FIDELITY         PLAN'S SHARE OF
                                    MASTER TRUST       MASTER TRUST        MASTER TRUSTS

Spartan U.S. Equity Index fund      $ 30,494,147       $ 13,458,797       $  5,357,697
MIP II Blend fund                      2,439,406          1,794,340            668,082
Dexter Corporation Stock fund         (2,565,897)           203,524               (834)
Participant Loan fund                    160,191            156,919             41,392
Pension Bond fund                      2,142,956                 --                 --
Pension Fixed fund                           538                 --                 --
Small Cap Selector                       267,638            (25,919)             3,620
Diversified International fund           947,107            (92,647)               302
Puritan fund                                  --            155,327                  7
Equity - Income fund                          --             68,932                  7
Blue Chip Growth fund                         --            770,395              1,548
Aggressive Growth fund                        --            387,852              1,295
PIMCO Total Return fund                       --             15,179                 14
                                    ------------       ------------       ------------

                                    $ 33,886,086       $ 16,892,699       $  6,073,130
                                    ============       ============       ============

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     At December 31, 1999, 267 employees (275 in 1998) were participating in the Plan. Approximate participation by fund as follows:

                                                    NUMBER OF PARTICIPANTS
                                          -----------------------------------------
                                              DECEMBER 31,          DECEMBER 31,

                                                  1999                  1998

     Spartan U.S. Equity Index fund               213                    243
     MIP II Blend fund                            232                    268
     Dexter Corporation stock fund                 28                    31
     Participant loan fund                         73                    62
     Small Cap Selector                            56                    73
     Diversified International fund                36                    32
     Puritan fund                                  10                    10
     Equity-Income Growth fund                     4                      4
     Blue Chip Growth fund                         47                    37
     Aggressive Growth fund                        58                    27
     PIMCO Total Return fund                       13                    15